TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS WORK STOPPAGE AT
ITS ROSEBEL GOLD MINE IN SURINAME

Toronto, Ontario, November 13, 2018 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced that a number of unionized employees commenced a work stoppage at the Company's Rosebel Gold Mine ("Rosebel") in Suriname. This strike is a breach of the Collective Labour Agreement (“CLA”) that prescribes a number of procedures in the event of a dispute between Rosebel and Rosebell Werknemers Organisatie (the “Union”). As a result, IAMGOLD has triggered force majeure to suspend operations at Rosebel. Meanwhile, Rosebel has prepared legal actions against the Union.

A new two-year Collective Labour Agreement was finalized at Rosebel on September 14, 2018. Rosebel management has been in compliance with the CLA. Further details will be released and communicated as they become available.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.